1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: *82-34989*



12 December 2006

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange on 12 December 2006 together with a copy of the AGM resolutions filed with the Registrar of Companies on the same date. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
<u>Assistant Company Secretary</u>

Word/sarah/dbpc/sec/l-usa

RNS Number:7333N
Debenhams plc
12 December 2006

Debenhams plc, Registration Number: 5448421

Results of Annual General Meeting

Debenhams plc held its annual general meeting for shareholders at 11am today.

In accordance with Listing Rule 9.6.18, the following resolutions concerning special business were put to the meeting and approved on a show of hands:-

Resolution 18 - Authority to allot securities

That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £28,632 provided that this authority shall expire 15 months from the date of this resolution or at the Company's next AGM if earlier and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

Resolution 19 - Disapplication of pre-emption rights

That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash as if section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

b) otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,294

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the company may, before such expiry make an offer or agreement which would or might require equity securities as to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Resolution 20 - Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of shares, subject to the following conditions:

a) the maximum number of shares authorised to be purchased may not be more than 85,897,435;

b) the minimum price which may be paid for a share is 0.01 pence being the nominal value of each share;

c) the maximum price which may be paid for each share shall be the higher of: (i) an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share as derived from the London Stock Exchange Trading System (SETS);

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

Guy Johnson

Company Secretary

12 December 2006

END

AGM STATEMENT

Debenhams today held its Annual General Meeting for the financial year ended 2 September 2006. In relation to current trading John Lovering, Chairman, said:

On 24 October when Debenhams announced its Preliminary Results for the financial year ended 2 September 2006 total sales growth for the first seven weeks of the current year to 21 October was +7.0% and like-for-like sales stood at -4.2%. Since that time trading has remained difficult. Total cumulative sales to the 10 December 2006 are up by 5.7% compared with the comparable period last year with like-for-like sales down -4.7% for the same period. The remaining weeks of December and the early January period are some of the biggest of the year and as such can have a significant impact on underlying sales growth. We will be updating the market next with our Christmas and January trading statement on 16 January 2007.

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2006 DEC 22 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 December 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Dear Sirs

Annual General Meeting

Please find the enclosed certified copy of the resolutions passed at the Annual General Meeting of the following Company held on 12 December 2006, at 1 Welbeck Street, London W1G 0AA:-

Debenhams plc Number: 5448421

For our records, I would be grateful if you would please stamp and return the extra copy of this letter in the pre-paid reply envelope provided as a means of acknowledging receipt.

Yours faithfuly



Sarah Carne
Assistant Company Secretary

Debenhams plc, Registration Number: 5448421

At the Annual General Meeting of the Company duly convened and held at 1 Welbeck Street, London W1G 0AA on Tuesday 12 December 2006, the following Resolutinos were passed:-

Ordinary Resolution

Resolution 18 – Authority to allot securities

That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £28,632 provided that this authority shall expire 15 months from the date of this resolution or at the Company's next AGM if earlier and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

Special Resolutions

Resolution 19 – Disapplication of pre-emption rights

That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash as if section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and
b) otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,294

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the company may, before such expiry make an offer or agreement which would or might require equity securities as to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Resolution 20 - Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of Shares, subject to the following conditions:

a) the maximum number of Shares authorised to be purchased may not be more than 85,897,435;

b) the minimum price which may be paid for a Share is 0.01 pence being the nominal value of each Share;

c) the maximum price which may be paid for each Share shall be the higher of: (i) an amount equal to 105% of the average of the middle market quotations of a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share as derived from the London Stock Exchange Trading System (SETS);

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

I certify this to be a true copy



Assistant Company Secretary

Dated 12 December 2006

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006